UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LAWSON PRODUCTS, INC.
(Name of Issuer) Common Stock, par value $1.00 per share
(Title of Class of Securities) 520776 10 5
(CUSIP Number) Roberta Port Washlow c/o Robert J. Washlow Bay West Management LLC 555 Skokie Blvd., Suite 215 Northbrook, IL 60062
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 10, 2011
(Date of Event which Requires Filing of this Amendment No. 1)

CUSIP No. 520776 10 5
1.	Names of Reporting Persons. Roberta Port Washlow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0*
8. Shared Voting Power: 0*
9. Sole Dispositive Power: 695,497
10. Shared Dispositive Power: 221,835
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 917,332
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ] (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 10.7%
14.	Type of Reporting Person (See Instructions): IN

*  Voting power granted to Dr. Port pursuant to irrevocable proxy.  Such power may revert to Ms. Washlow within 60 days in specified circumstances with respect to shares she owns directly and to Ms. Washlow and Mr. Michael D. Marrs, as co-trustees, with respect to shares held by trusts for which Ms. Washlow shares dispositive power.  See “Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” for more information.

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D Ms. Washlow filed on March 25, 2009 and amended on April 20, 2010 (as so amended on April 20, 2010, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms in this Amendment No. 2 have the meanings set forth in the Schedule 13D for such terms.  This Amendment No. 2 amends the Schedule 13D to include the information set forth below.

Item 4.  Purpose of Transaction

Ms. Washlow is planning to sell or dispose by gift or otherwise some or all of the shares of Common Stock she beneficially owns.  In addition, her husband, Robert J. Washlow, as trustee of a trust for his benefit, is planning to sell or dispose by gift or otherwise some or all of the 2,217 shares of Common Stock over which he has sole dispositive power.  Ms. Washlow disclaims beneficial ownership of the 2,217 shares of Common Stock that her husband beneficially owns.  Whether and when Ms. Washlow or her husband sell or dispose by gift or otherwise some or all of the shares of Common Stock over which each beneficially owns depends on general economic, market and business conditions and other factors.

Except as described above, Ms. Washlow does not have any other current plans or proposals which relate to or would result in her acquisition or disposition of Common Stock or any other events described in Item 4(a) through (j) of Schedule 13D.  She may, at any time and from time to time, review or reconsider her position and/or change her purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a) and (b)     917,332 shares of Common Stock, representing approximately 10.7% of the outstanding shares of Common Stock, are owned directly or indirectly by Ms. Washlow (605,497 shares), the Roberta P. Washlow Exempt Trust (187,936 shares) and the Roberta P. Washlow Nonexempt Trust (33,899 shares).  Ms. Washlow and Michael D. Marrs are co-trustees of the Roberta P. Washlow Exempt Trust and the Roberta P. Washlow Nonexempt Trust, and accordingly share voting and dispositive power with regard to those shares.

In addition, 229,999 shares of Common Stock, representing approximately 2.8% of the outstanding Common Stock, are owned by the 1970 Trust (as defined below) created by the father of Dr. Ronald B. Port and Ms. Washlow, of which Dr. Port, Ms. Washlow and an individual unrelated by blood or marriage to Dr. Port and Ms. Washlow are the co-trustees.  The 1970 Trust plans to sell common Stock held by the 1970 Trust to satisfy certain bequests made by Sidney Port and remaining administrative expenses of the 1970 Trust.  These sales may be made in the open market or in private transactions.  Any action with respect to these shares requires the approval of a majority of the trustees of the 1970 Trust.  As a result, Ms. Washlow does not beneficially own any of the shares held by the 1970 Trust.

Finally, 463,165 shares of Common Stock, representing approximately 5.4% of the outstanding shares of Common Stock, are owned by the SLP 2003 Trust A, which was established for the benefit of Ms. Washlow and her descendants.  Michael D. Marrs is the sole trustee of this trust and as a result, Ms. Washlow does not beneficially own any of the shares held by the SLP 2003 Trust A.  It is currently contemplated that on June 11, 2012, if Ms. Washlow is living on that date, all of the assets of the SLP 2003 Trust A, including any shares of Common Stock held by the SLP 2003 Trust A, will be distributed to a new trust for which Ms. Washlow will be entitled to appoint herself as co-trustee.  At such time, Ms. Washlow may be deemed to beneficially own any shares of Common Stock distributed to such new trust.  Ms. Washlow does not have either voting or dispositive power over the shares held by the SLP 2003 Trust A, and therefore Ms. Washlow disclaims beneficial ownership of the shares of Common Stock held by the SLP 2003 Trust A.

(c)   Except as provided in Item 6 below, Ms. Washlow has not engaged in any transaction during the past 60 days in any Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 10, 2011, Ms. Washlow, Dr. Port, H. George Mann (“Mr. Mann”), James S. Errant (“Mr. Errant”), Samantha E. Borstein (“Ms. Borstein”) and Jenna Walsh (“Ms. Walsh”), individually and in the various other capacities identified therein, entered into an agreement  settling the litigation (the “Settlement Agreement”) Ms. Washlow filed, individually and on behalf of Port Washlow & Errant L.P., a Delaware limited partnership (the “PWE Partnership”), and Port Investments, L.P., a Delaware limited partnership (the “PI Partnership”) and together with the PWE Partnership, the “Partnerships”), in the Court of Chancery of the State of Delaware against Dr. Port seeking appointment of a custodian of the Partnerships, of which Ms. Washlow and Dr. Port are the managing general partners.  On March 17, 2010, Ms. Washlow, Dr. Port, Mr. Mann, Mr. Errant, Ms. Borstein and Ms. Walsh amended the Settlement Agreement by entering into an Amended  and Restated Settlement Agreement, which modified certain provisions of the Settlement Agreement (as so amended, the “Amended and Restated Settlement Agreement”).

Prior to the closing contemplated by the Amended and Restated Settlement Agreement (the “Closing”), Ms. Washlow beneficially owned 3,251,436 shares of Common Stock, over all of which she shared voting and/or dispositive power.  The Closing was completed on March 18, 2011.  Pursuant to the Amended and Restated Settlement Agreement, the parties have agreed, among other things, to terminate the Sidney L. Port Trust Dated July 22, 1970, as restated August 28, 2006 (the “1970 Trust”) as soon as practicable in 2011, and have dissolved the Voting Trust established pursuant to the Voting Trust Agreement dated October 11, 2006, as supplemented by the Supplement to Voting Trust Agreement dated December 8, 2006 (of which Ms. Washlow and Mr. Port were co-trustees), the PWE Partnership (of which Ms. Washlow and Mr. Port were co-managing general partners) and the PI Partnership (of which Ms. Washlow and Dr. Port were co-managing general partners).  Of the shares of Common Stock owned by Ms. Washlow following the Closing, 691,667 serve as collateral for a loan from the SLP 2003 Trust A to the 1970 Trust.  The repayment obligations for that loan have been assumed by Ms. Washlow pursuant to the Amended and Restated Settlement Agreement.  In connection with the termination of the 1970 Trust. Ms. Washlow, Dr. Port, Ms. Borstein and Ms. Walsh have agreed to contribute to the 1970 Trust, on a pro rata basis, any amounts needed by the 1970 Trust to satisfy the obligations of the 1970 Trust, provided that the contribution may be satisfied with Common Stock and is limited to the number of shares of Common Stock distributed by the 1970 Trust to such party as residuary beneficiary, which is 291,667 shares of Common Stock in the case of Ms. Washlow.

Also pursuant to the Amended and Restated Settlement Agreement, Ms. Washlow, among others, has granted an irrevocable proxy granting Dr. Port the right to vote (other than in connection with votes on mergers and certain other extraordinary corporate transactions) all shares of Common Stock Ms. Washlow or her trusts beneficially own or otherwise have voting control, for the period beginning March 17, 2011 and ending on the first to occur of (i) June 11, 2012, (ii) the date of death of Dr. Port, (iii) the date that Dr. Port becomes permanently incapacitated (provided, that Dr. Port may not exercise any proxy at any time that he is temporarily incapacitated, in which case Ms. Washlow may vote the shares during such period of temporary incapacitation) and (iv) the date of a transfer of shares, by sale or otherwise, to a qualified transferee (as defined in the Amended and Restated Settlement Agreement), but only to the extent of the shares of Common Stock transferred.

Item 7.  Material to be filed as Exhibits.

Exhibit No. 2
Amended and Restated Settlement Agreement entered into on March 17, 2011 by and among Roberta P. Washlow, Ronald B. Port, H. George Mann, James S. Errant, Samantha E. Borstein and Jenna E. Walsh (individually and in the various other capacities identified therein)

Exhibit No. 3
Irrevocable Proxy and Agreement to Ronald B. Port from Roberta P. Washlow, H. George Mann, James S. Errant, Michael D. Marrs, Charles Levun, James Gardner, Jenna E. Walsh and Samantha E. Borstein (individually and/or in the various other capacities identified therein)

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Amendment #2 to Schedule 13D is true, complete and correct.

Date: March 21, 2011

By:	/s/ Roberta P. Washlow
Roberta Port Washlow